SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 6, 2020
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

KT 3Q20 Earnings Release November 6, 2020 | Investor Relations KT

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1st, 2018 and K-IFRS 1116 ‘Leases’ as of Jan 1st, 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department.                Tel : +82-2-3495-3557, 3254, 3564, 5344 Fax : +82-2-3495-5917 2

1 Financial highlights 2 Business Overview 3 Appendix 3

K-IFRS / Consolidated

1 Income Statement

- Service revenue up +0.8% YoY due to the growth in Wireless/IPTV/B2B biz whereas Total revenue down -3.4% YoY with decrease in Handset sales
- Net income up +7.9%, Operating income down -6.4%
  - KT Separate OP: KRW 206.8 billion (YoY +4.6%) / Affiliates' OP contributed: KRW 85.6 billion (YoY -25.4%)

(Unit: KRW bn)

	3Q19	2Q20	3Q20	QoQ	YoY	19 YTD	20 YTD	YoY
Operating Revenue	6,213.7	5,876.5	6,001.2	2.1%	-3.4%	18,146.6	17,709.4	-2.4%
Service Revenue	5,199.6	5,196.6	5,240.0	0.8%	0.8%	15,480.3	15,543.6	0.4%
Handset Revenue	1,014.1	679.9	761.2	12.0%	-24.9%	2,666.3	2,165.8	-18.8%
Operating Expense	5,901.2	5,534.7	5,708.8	3.1%	-3.3%	17,143.8	16,692.1	-2.6%
Operating Income	312.5	341.8	292.4	-14.5%	-6.4%	1,002.8	1,017.3	1.4%
Margin	5.0%	5.8%	4.9%	-0.9%p	-0.1%p	5.5%	5.7%	0.2%p
Margin*	6.0%	6.6%	5.6%	-1.0%p	-0.4%p	6.5%	6.5%	0.1%p
Non-op. Income/Loss	-42.2	-34.0	22.0	Turned to Black	Turned to Black	-51.2	-27.9	Deficit Decreased
Income before taxes	270.3	307.9	314.3	2.1%	16.3%	951.6	989.4	4.0%
Net Income	213.3	207.6	230.1	10.8%	7.9%	676.1	664.2	-1.8%
Margin	3.4%	3.5%	3.8%	0.3%p	0.4%p	3.7%	3.8%	0.1%p
EBITDA	1,209.8	1,252.6	1,197.1	-4.4%	-1.1%	3,710.7	3,745.6	0.9%
Margin	19.5%	21.3%	19.9%	-1.4%p	0.4%p	20.4%	21.2%	0.8%p

※ OP Margin* = Operating Income/Service Revenue

4

K-IFRS / Consolidated 2 Operating Expenses (Unit: KRW bn) 3Q19 2Q20 3Q20 QoQ YoY 19 YTD 20 YTD YoY Operating Expenses 5,901.2 5,534.7 5,708.8 3.1% -3.3% 17,143.8 16,692.1 -2.6% Labor Cost 959.4 983.7 1,082.3 10.0% 12.8% 2,949.3 3,069.9 4.1% General Expense 2,433.5 2,343.3 2,386.9 1.9% -1.9% 7,219.9 6,989.7 -3.2% - Depreciation 897.4 910.8 904.8 -0.7% 0.8% 2,707.9 2,728.3 0.8% Cost of Service Provided 759.1 833.0 823.9 -1.1% 8.5% 2,156.4 2,416.1 12.0% Selling Expense 592.3 587.4 614.3 4.6% 3.7% 1,778.4 1,753.3 -1.4% Cost of Handset sold 1,156.9 787.3 801.4 1.8% -30.7% 3,039.8 2,463.1 -19.0% ï,§ Selling Expense (KT Separate) (Unit: KRW bn) 3Q19 2Q20 3Q20 QoQ YoY 19 YTD 20 YTD YoY Selling Expense 620.3 618.9 641.9 3.7% 3.5% 1,813.6 1,836.6 1.3% 5

K-IFRS / Consolidated 3 Financial Position (Unit: KRW bn) 3Q 19 2Q 20 3Q 20 QoQ YoY Assets 33,661.3 34,003.4 35,860.5 5.5% 6.5% Cash & Cash Equivalents 2,128.4 2,942.2 2,990.9 1.7% 40.5% Liabilities 18,430.1 18,629.6 20,204.0 8.5% 9.6% Borrowings 6,408.3 7,987.6 7,850.9 -1.7% 22.5% Equity 15,231.1 15,373.8 15,656.5 1.8% 2.8% Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% Net Debt 4,279.9 5,045.4 4,860.0 -3.7% 13.6% Debt / Equity 121.0% 121.2% 129.0% 7.8%p 8.0%p Net Debt / Equity 28.1% 32.8% 31.0% -1.8%p 2.9%p 125.6% 124.3% 129.0% 123.1% 121.0% 121.2% 116.5% Debt/Equity Net Debt/Equity 32.9% 37.6% 32.8% 27.3% 26.7% 28.1% 31.0% 1Q 19 2Q 19 3Q 19 4Q 19 1Q 20 2Q 20 3Q 20 6

K-IFRS / Separate 4 CAPEX • FY2020 CAPEX guidance 3.1 trillion won and 1.78 trillion won executed till 3Q20    - Access Network 1,013.9bn, Backbone Network 246.9bn, B2B communications 321.5bn, others 201.8bn (Unit: KRW bn) 3,711    Access Network 3,313 Backbone Network 3,257 B2B Others 2,514 2,397 2,359 2,475 2,250 1,870 1,977 2,199 1,784 1,362 1,133 1,316 1,196 1,035 1,014 466 476 452 428 241 492 497 408 448 261 247 394 517 367 736 362 298 322 305 499 330 227 258 259 284 189 202 2012 2013 2014 2015 2016 2017 2018 2019 2020 YTD 7

1 Financial Highlights 2 Business Overview 3 Appendix 8

K-IFRS / Separate 1 KT - Wireless â^™ Wireless service revenue up by +0.6% YoY with net addition of MNO subs despite the roaming sales decline affected by COVID-19 pandemic â^™ Total number of 5G subscribers reached 2.81 million (20% of Handset subscribers) in 3Q20 (Unit: KRW bn) 3Q19 2Q20 3Q20 QoQ YoY 19 YTD 20 YTD YoY Wireless 1,726.4 1,722.5 1,742.1 1.1% 0.9% 5,141.7 5,200.3 1.1% Service 1,626.0 1,615.5 1,636.2 1.3% 0.6% 4,835.7 4,884.1 1.0% Interconnection 100.4 107.0 105.9 -1.0% 5.5% 306.0 316.2 3.3% 21,922 21,976 22,133 22,333 Subscribers 21,333 21,549 21,771 20,920 21,120 (Unit: Thousands) 419 1,055 1,419 1,778 2,237 2,812 5G 14,090 14,124 14,165 14,231 14,291 14,324 13,968 13,993 14,049 (5G incl.) Handset (5G incl.) (5G incl.) (5G incl.) (5G incl.) (5G incl.) 2nd Device/IoT MVNO 3,254 3,416 3,529 3,691 3,856 3,985 4,100 4,325 4,517 3,698 3,711 3,755 3,768 3,792 3,772 3,645 3,517 3,492 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 9

K-IFRS / Separate 2 KT – Fixed Line/IPTV â^™ Telephony and Broadband revenue down -7.0% and -0.3% YoY, respectively â^™ IPTV revenue up +11.9% YoY with subs increase and contract renewal of Home shopping transmission fee (Unit: KRW bn) 3Q19 2Q20 3Q20 QoQ YoY 19 YTD 20 YTD YoY Telephony 397.0 372.2 369.2 -0.8% -7.0% 1,198.0 1,113.9 -7.0% Broadband 500.3 496.7 498.7 0.4% -0.3% 1,503.3 1,497.9 -0.4% IPTV 410.4 407.6 459.3 12.7% 11.9% 1,189.3 1,284.6 8.0% Broadband Subscriber IPTV Subscriber (Unit: Thousands) (Unit: Thousands) 9,043 9,130 8,687 8,849 8,904 8,962 8,962 8,559 8,782 8,351 8,422 7,966 8,113 8,229 62.1% 62.9% 63.4% 60.1% 61.0% 57.6% 59.0% 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 Subscribers % of GiGA ? Number of IPTV subscribers above deviates from MSIT’s released figure below following IPTV law - Number of KT pay TV subscriber is 7,377,514 in 2H 2019 (6 month average) 10

K-IFRS / Separate 3 KT – B2B and others â^™ B2B revenue up +0.8% YoY maintaining competitive advantage in IDC and expanding Cloud biz area toward public and finance sector (Unit: KRW bn) 3Q19 2Q20 3Q20 QoQ YoY 19 YTD 20 YTD YoY B2B 684.9 701.1 690.3 -1.5% 0.8% 1,993.2 2,066.2 3.7% Corporate Fixed Line 266.2 267.4 266.9 -0.2% 0.3% 795.3 801.8 0.8% Corporate IT/Solution 294.2 294.3 288.7 -1.9% -1.9% 846.0 852.5 0.8% AI/DX 124.6 139.4 134.7 -3.4% 8.1% 351.9 411.9 17.1% Real estate 46.8 43.1 45.4 5.3% -3.0% 137.0 134.3 -2.0% Handset revenue 939.8 596.4 715.5 20.0% -23.9% 2,436.0 1,992.0 -18.2% Composition of B2B Rev (‘20 YTD) Corp. IT/Solution 41.3% Corp. Lines Line lease, Kornet Corp. SI, Global ICT, Energy, Video security, etc. IT/Solution AI/DX IDC, Cloud, bizmeka, AI Platform, Corp. Lines AI/DX 19.9% Block chain, Smart mobility, etc. 38.8% 11

4 Major subsidiaries â^™ BC card and KT Estate’s revenue down by -0.6% and -39.4%, respectively, due to decreased usage of credit cards and slump in rental business, impacted by COVID-19 â^™ Contents subsidiaries revenue up +8.6% YoY with volume growth in Digital Ad and T-Commerce Sales Revenue (Unit: KRW bn) 3Q19 2Q20 3Q20 QoQ YoY 19 YTD 20 YTD YoY BC card 868.8 867.1 863.4 -0.4% -0.6% 2,615.1 2,530.0 -3.3% Skylife 182.3 177.7 176.6 -0.6% -3.1% 527.2 522.2 -0.9% Contents 178.7 182.1 194.0 6.5% 8.6% 515.1 554.0 7.5% subsidiaries KT estate 125.6 104.4 76.2 -27.0% -39.4% 355.4 287.3 -19.2% ? “Storywiz,” specialized in web fiction/web cartoon contents, included in Contents subsidiaries since 2Q 2020 105.6 114.7 OP contributed 97.1 (Unit: KRW bn) 94.4 89.1 85.6 83.5 by subsidiaries in total 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 12

1 Financial Highlights 2 Business Overview 3 Appendix 13

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	1Q 19	2Q 19	3Q 19	4Q 19	2019	1Q 20	2Q 20	3Q 20
Operating revenue	5,834.4	6,098.5	6,213.7	6,195.5	24,342.0	5,831.7	5,876.5	6,001.2
Service revenue	5,055.5	5,225.2	5,199.6	5,289.8	20,770.0	5,107.0	5,196.6	5,240.0
Handset revenue	778.9	873.3	1,014.1	905.7	3,572.0	724.7	679.9	761.2
Operating expense	5,432.3	5,810.3	5,901.2	6,047.2	23,191.0	5,448.6	5,534.7	5,708.8
Service expense	4,568.7	4,791.0	4,744.3	4,879.9	18,983.9	4,574.2	4,747.4	4,907.4
Labor cost	983.8	1,006.1	959.4	1,001.8	3,951.1	1,003.9	983.7	1,082.3
General expense	2,327.1	2,459.3	2,433.5	2,579.7	9,799.6	2,259.5	2,343.3	2,386.9
Cost of svc provided	685.6	711.7	759.1	798.9	2,955.3	759.2	833.0	823.9
Selling expense	572.2	613.9	592.3	499.5	2,277.9	551.6	587.4	614.3
Cost of device sold	863.6	1,0193	1,156.9	1,167.3	4,207.1	874.4	787.3	801.4
Operating income	402.1	288.2	312.5	148.2	1,151.0	383.1	341.8	292.4
N-OP income (loss)	-4.4	-4.7	-42.2	-120.2	-171.4	-15.9	-34.0	22.0
N-OP income	181.5	199.2	208.4	94.7	683.8	290.5	85.3	157.5
N-OP expense	186.5	199.1	252.3	214.0	851.9	302.9	114.5	140.4
Equity Method (G/L)	0.7	-4.8	1.7	-0.9	-3.3	-3.5	-4.8	4.9
Income bf tax	397.7	283.5	270.3	28.1	979.7	367.2	307.9	314.3
Income tax	138.0	80.5	57.0	34.9	310.4	140.6	100.3	84.2
Net income	259.8	203.0	213.3	-6.8	669.3	226.6	207.6	230.1
NI contribution to KT	231.1	173.9	189.7	24.4	619.2	208.3	176.6	203.4
EBITDA	1,309.5	1,191.3	1,209.8	1,079.3	4,790.0	1,295.8	1,252.6	1,197.1
EBITDA Margin	22.4%	19.5%	19.5%	17.4%	19.7%	22.2%	21.3%	19.9%

KT Separate	1Q 19	2Q 19	3Q 19	4Q 19	2019	1Q 20	2Q 20	3Q 20
Operating revenue	4,334.3	4,558.5	4,705.7	4,606.2	18,204.7	4,429.1	4,339.6	4,520.5
Service revenue	3,645.4	3,751.3	3,765.9	3,768.5	14,931.0	3,749.0	3,743.2	3,805.0
Handset revenue	688.9	807.3	939.8	837.8	3,273.7	680.1	596.4	715.5
Operating expense	4,037.8	4,367.4	4,508.0	4,552.3	17,465.5	4,129.5	4,086.9	4,313.7
Service expense	3,325.3	3,493.6	3,504.9	3,551.7	13,875.5	3,368.7	3,444.5	3,571.2
Labor cost	543.6	573.7	528.5	537.5	2,183.2	555.1	535.4	629.2
General expense	1,595.7	1,671.8	1,690.7	1,800.3	6,758.4	1,613.2	1,656.0	1,692.1
Cost of svc provided	588.1	618.4	649.0	688.2	2,543.6	609.0	617.6	592.6
Selling expense	598.0	629.7	636.7	525.7	2,390.2	591.4	635.5	657.3
Cost of device sold	712.5	873.8	1,003.1	1,000.6	3,590.1	760.8	642.4	742.5
Operating income	296.4	191.1	197.7	53.9	739.2	299.6	252.7	206.8
N-OP income (loss)	100.7	-1.8	-99.5	-112.0	-112.6	134.2	-28.0	14.5
N-OP income	271.7	179.4	195.2	60.1	706.4	389.0	82.2	95.3
N-OP expense	170.9	181.2	294.7	172.2	819.0	254.8	110.2	80.8
Income bf tax	397.2	189.4	98.2	-58.1	626.6	433.8	224.7	221.3
Income tax	104.5	49.7	25.8	14.8	194.8	113.8	58.9	58.1
Net income	292.6	139.7	72.4	-72.9	431.8	320.0	165.8	163.2
EBITDA	1,108.1	997.7	999.3	872.6	3,977.8	1,113.5	1,063.3	1,010.0
EBITDA Margin	25.6%	21.9%	21.2%	18.9%	21.9%	25.1%	24.5%	22.3%

14

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	1Q 19	2Q 19	3Q 19	4Q 19	1Q 20	2Q 20	3Q 20
Assets	**33,247.8**	**33,469.4**	**33,661.3**	**34,061.3**	**32,631.0**	**34,003.4**	**35,860.5**
Current assets	**12,396.1**	**11,818.3**	**11,716.7**	**11,725.1**	**10,887.2**	**12,480.5**	**14,215.2**
Cash & cash equi.	2,765.0	2,250.1	2,128.4	2,305.9	1,627.1	2,942.2	2,990.9
Trade & other rec	4,129.5	4,364.8	4,108.2	3,931.5	4,121.3	4,159.9	4,272.5
Inventories	646.4	607.6	636.2	665.5	634.7	640.6	851.9
Other current asset	4,855.2	4,595.7	4,843.9	4,822.2	4,504.1	4,737.8	6,099.9
- Prepaid_Contract cost	1,106.3	1,165.2	1,318.5	1,389.5	1,362.5	1,378.4	1,379.9
- Contract assets	330.9	377.8	430.6	409.8	393.7	391.2	382.9
Non-current assets	**20,851.8**	**21,651.1**	**21,944.6**	**22,336.2**	**21,743.8**	**21,522.9**	**21,645.3**
Trade & other rec	690.4	867.9	943.6	1,238.0	996.7	1,123.4	1,060.6
Tangible assets	12,811.1	13,192.8	13,349.7	13,785.3	13,497.4	13,454.5	13,773.5
Other current assets	7,350.3	7,590.4	7,651.3	7,312.9	7,249.7	6,945.0	6,811.2
- Prepaid_Contract cost	364.4	403.5	460.3	459.8	461.3	456.9	466.4
- Contract assets	94.1	111.3	126.5	147.3	147.2	161.6	176.5
Liabilities	**18,509.4**	**18,464.8**	**18,430.1**	**18,874.3**	**17,559.4**	**18,629.6**	**20,204.0**
Current liabilities	**9,926.8**	**9,908.1**	**9,973.8**	**10,074.9**	**9,171.5**	**9,894.9**	**11,348.8**
Trade & other payables	7,264.0	7,980.9	7,709.7	7,597.5	6,524.1	6,601.7	8,255.6
Short-term borrowings	1,149.0	583.6	915.7	1,185.7	1,271.3	1,652.3	1,546.0
Others	1,513.8	1,343.6	1,348.4	1,291.7	1,376.2	1,640.9	1,547.2
- Contract liabilities	302.9	304.4	304.1	313.6	314.6	315.5	316.3
Non-current liabilities	**8,582.5**	**8,556.7**	**8,456.4**	**8,799.5**	**8,387.9**	**8,734.7**	**8,855.2**
Trade & other payables	1,132.7	1,110.0	1,125.6	1,082.2	801.7	811.1	810.0
Long-term borrowings	5,641.1	5,673.2	5,492.6	6,113.1	6,015.6	6,335.3	6,304.9
Others	1,808.7	1,773.5	1,838.2	1,604.1	1,570.6	1,588.3	1,740.3
- Contract liabilities	44.3	42.7	45.0	52.0	58.5	51.5	52.2
Equity	**14,738.5**	**15,004.6**	**15,231.1**	**15,187.0**	**15,071.6**	**15,373.8**	**15,656.5**
Retained earnings	11,269.5	11,438.9	11,627.4	11,637.2	11,575.1	11,936.1	12,139.8

KT Separate	1Q 19	2Q 19	3Q 19	4Q 19	1Q 20	2Q 20	3Q 20
Assets	**26,837.7**	**26,959.8**	**27,076.4**	**27,733.9**	**27,069.1**	**27,578.0**	**28,185.5**
Current assets	**7,307.3**	**7,052.4**	**6,961.4**	**7,113.2**	**6,884.5**	**7,451.4**	**8,102.4**
Cash & cash equi.	1,750.1	1,394.9	1,189.2	1,328.4	754.1	1,422.1	1,911.6
Trade & other rec	3,357.8	3,451.0	3,300.9	3,108.0	3,490.2	3,372.7	3,473.7
Inventories	446.4	404.8	437.6	477.1	439.4	459.5	649.4
Other current asset	1,753.1	1,801.7	2,033.7	2,199.7	2,200.8	2,197.1	2,067.7
- Prepaid_Contract cost	1,134.5	1,210.6	1,368.1	1,432.1	1,408.2	1,431.6	1,432.8
- Contract assets	300.2	339.1	384.4	382.2	359.2	349.7	338.2
Non-current assets	**19,530.4**	**19,907.4**	**20,115.0**	**20,620.6**	**20,184.6**	**20,126.6**	**20,083.1**
Trade & other rec	641.7	806.4	888.0	1,186.5	954.4	1,063.8	1,001.3
Tangible assets	10,656.7	10,914.5	11,092.4	11,448.0	11,284.6	11,250.6	11,502.2
Other current assets	8,232.0	8,186.5	8,134.5	7,986.2	7,945.6	7,812.2	7,579.6
- Prepaid_Contract cost	351.4	398.9	457.0	444.2	448.8	446.0	454.7
- Contract assets	84.0	101.4	112.5	95.8	93.6	98.6	106.5
Liabilities	**14,099.7**	**14,076.5**	**14,122.0**	**14,837.2**	**14,133.3**	**14,466.5**	**14,877.7**
Current liabilities	**6,283.8**	**6,238.7**	**6,471.1**	**6,728.1**	**6,486.4**	**6,562.1**	**6,980.9**
Trade & other payables	4,472.4	5,118.4	5,006.4	5,025.7	4,560.1	4,130.9	4,613.6
Short-term borrowings	948.5	380.4	744.7	1,052.5	1,168.5	1,539.3	1,381.4
Others	862.9	739.9	720.0	649.9	757.8	891.9	985.9
- Contract liabilities	302.1	306.7	304.2	314.5	316.7	316.0	319.7
Non-current liabilities	**7,815.9**	**7,837.8**	**7,650.9**	**8,109.1**	**7,646.9**	**7,904.4**	**7,896.8**
Trade & other payables	1,524.9	1,476.1	1,454.2	1,371.5	1,061.2	1,051.7	996.8
Long-term borrowings	5,502.7	5,549.0	5,371.1	5,975.5	5,854.5	6,082.7	6,080.7
Others	788.3	812.6	825.6	762.1	731.2	770.0	819.3
- Contract liabilities	41.4	40.1	42.4	49.1	55.5	49.9	50.9
Equity	**12,738.0**	**12,883.3**	**12,954.3**	**12,896.7**	**12,935.8**	**13,111.5**	**13,307.8**
Retained earnings	10,741.7	10,880.2	10,952.9	10,870.0	10,919.6	11,084.8	11,249.0

15

K-IFRS / Separate

3 Subscribers

Wireless	1Q 19	2Q 19	3Q 19	4Q 19	1Q 20	2Q 20	3Q 20	QoQ	YoY
Subscribers (Unit: Thousands)[1]									
Total	21,333	21,549	21,771	21,922	21,976	22,133	22,333	0.9%	2.6%
Net additions	213	216	222	150	55	157	200	27.0%	-10.2%
Gross additions	1,181	1,133	1,077	1,067	938	1,030	1,033	0.3%	-4.2%
Deactivation[2]	968	917	855	917	884	873	833	-4.6%	-2.6%
Churn rate	1.5%	1.4%	1.3%	1.4%	1.3%	1.3%	1.2%	-0.1%p	-0.1%p
LTE	17,393	17,383	17,169	17,153	17,035	16,954	16,774	-1.1%	-2.4%
5G		419	1,055	1,419	1,779	2,237	2,813	25.7%	166.6%
LTE+5G Penetration rate	81.5%	82.6%	83.7%	84.7%	85.6%	86.7%	87.7%	1.0%p	4.0%p
ARPU (KRW)[3]	31,490	31,727	31,906	31,341	31,773	31,393	31,620	0.7%	-0.9%

Note 1) Subscribers: MSIT's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)
Note 2) Deactivation: Mandatory deactivation included
Note 3) ARPU = Wireless revenue* / Wireless subscribers**
* Wireless revenue(3G, LTE, 5G, IoT included): Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included
** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter

Fixed Line/IPTV	1Q 19	2Q 19	3Q 19	4Q 19	1Q 20	2Q 20	3Q 20	QoQ	YoY
Subscribers (Unit: Thousands)									
Telephony	14,830	14,554	14,386	14,185	14,033	13,863	13,732	-0.9%	-4.5%
PSTN	11,489	11,343	11,192	11,052	10,898	10,736	10,594	-1.3%	-5.3%
VoIP	3,340	3,211	3,194	3,133	3,135	3,127	3,138	0.3%	-1.8%
Broadband	8,782	8,849	8,904	8,962	8,962	9,043	9,130	1.0%	2.5%
IPTV (OTV+OTS)	7,966	8,113	8,229	8,351	8,422	8,559	8,687	1.5%	5.6%

※ Number of IPTV subscribers above deviates from MSIT's released figure below following IPTV law
- Number of KT pay TV subscriber is 7,377,514 in 2H 2019 (6 month average)

16

Kt